

June 23, 2010

Roeloff Boëttger
Chief Executive Officer
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg 2001
Republic of South Africa

     Re: Sappi Limited
             Form 20-F
             Filed December 11, 2009
             File No. 001-14872

Dear Mr. Boëttger:

     We have completed our review of your filing and do not have any further comments at this time.

                Sincerely,

                John Reynolds
                Assistant Director